-FOR IMMEDIATE RELEASE-
ELRON ANNOUNCES FORTHCOMING NEGOTIATIONS BETWEEN IDB’S GROUP COMPANIES AND ELRON TO ACQUIRE ELRON’S HOLDINGS IN NETVISION LTD.
Tel Aviv, July 5, 2009 — Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that further to its announcement on May 20, 2009, Elron intends to negotiate with Clal Industries and Investments Ltd. (“Clal”) and Discount Investment Corporation Ltd. (“DIC”) regarding a transaction whereby Clal and DIC will acquire from Elron, its approximately 15% interest in NetVision Ltd. (TASE: NTSN), a provider of communication services in Israel. The price of Elron’s interest in Netvision will be determined by negotiation between the parties based on an appraisal of such interest to be prepared, and for that purpose, an independent appraiser was today jointly appointed by the parties. In addition, Elron intends to engage an independent expert to express an opinion as to the fairness for Elron of the price to be determined.
DIC currently holds approximately 49% of Elron’s outstanding ordinary shares. DIC and Clal are both majority owned subsidiaries of IDB Development Ltd. DIC and Clal currently hold approximately 31% and 24%, respectively, of Netvision’s outstanding ordinary shares. Elron, DIC and Clal are parties to a shareholders agreement in connection with their respective holdings of Netvision shares.
The transaction is subject to the parties reaching and entering into a definitive agreement as well as obtaining applicable corporate and regulatory approvals and there is no assurance of the occurrence, timing or terms of such transaction.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies who are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up companies who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to the impact of: the global financial crisis and economic downturn on Elron and its group companies, any decrease in the market value of Given Imaging, the continuing losses incurred by certain group companies, the need of Elron’s group companies for additional capital in order to reach profitability, the possibility of further impairment charges and other risk factors detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect our business results and compliance with bank covenants. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.